Exhibit 99.1

April 6, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Ref: Material Event

To whom it may concern,

We write to report that, on April 5, 2016, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), received a notification that a class action lawsuit has been filed by the Asociación para la Defensa de Usuarios y Consumidores (the Association for the Defense of Users and Consumers or “ADUC”), on behalf of consumers, objecting to the application of the exchange rate as applied to sales related to travel and tourism abroad and claiming that such rate is not authorized by applicable law.

The action pursues the termination of the conduct that is believed to be illegitimate and restitution of the allegedly overpaid amounts. The lawsuit does not claim a specific amount of damages.

The lawsuit was filed at the Commercial Court of First Instance Number 4, Secretariat 8.

Banco Galicia is analyzing the content and implications of the lawsuit. Banco Galicia estimates that, in the unlikely event of an unfavorable resolution in respect of the action described above, there will not be a significant impact on the shareholders’ equity in Banco Galicia.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.